


SEC   06002931   ΙISSION

Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-50398

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING _____01/01/05_____ AND ENDING _____12/31/05_____

                                              MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GENEVA CAPITAL CORP.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

_____445 PARK AVENUE 10th FLOOR_____

(No. and Street)

_____NEW YORK_____   _____NEW YORK_____   _____10022_____
      (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
_____DAVID KHALIZAD_____(212) 575-1012_____
                                                                                        (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

_____WITHUMSMITH+BROWN, PC_____

(Name – *if individual, state last, first, middle name*)

3040 ROUTE 22 WEST, SUITE 110   SOMERVILLE   NEW JERSEY   08876
    (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

    ☒ Certified Public Accountant

    ☐ Public Accountant

    ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, _____DAVID KHALIZAD_____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____GENEVA CAPITAL CORP._____ , as of ____DECEMBER 31_____, 2005_____ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

AMIT SACHDEV
Notary Public, State of New York
Qualified in Nassau County
Reg. No. 01SA6140060
My Comm. Expires Jan. 17, 2010

_____
Notary Public

Davior Kulibaer
Signature

_____PRESIDENT_____
Title

State of New York
County of New York
Subscribed and Sworn to Before Me
This___ day of _21_ 20_06_

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)._

Geneva Capital Corp.
Table of Contents
December 31, 2005



WithumSmith+Brown
A Professional Corporation
Certified Public Accountants and Consultants

3040 Route 22 West, Suite 110
Somerville, New Jersey 08876 USA
908 526 6363 . fax 908 526 9944
www.withum.com

Additional Offices in New Jersey,
New York and Pennsylvania

Independent Auditors' Report

To the Board of Directors
Geneva Capital Corp.
New York, New York

We have audited the accompanying statement of financial condition of Geneva Capital Corp. as of December 31, 2005 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Geneva Capital Corp. as of December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the financial statements taken as a whole. The information contained in the supplemental schedule on Pages 6-7 is presented only for purposes of additional analysis and is not required for a fair presentation of the financial statements, but is supplemental information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

WithumSmith + Brown

February 8, 2006

A member of HLB International. A world-wide organization of accounting firms and business advisers.

Geneva Capital Corp.
Statement of Financial Condition
December 31, 2005

Assets

Cash	$	26,817
Property and equipment, net		130
Advances to officer		481,442
Other current assets		5,715
Due from parent		6,337
	$	520,441

Liabilities and Stockholder's Equity

Liability
Accrued expenses	$	11,852

Stockholder's equity
Common stock, no par; 200 shares authorized, issued and outstanding	10
Additional paid-in capital	5,692,717
Accumulated deficit	(5,184,138)
Total stockholder's equity	508,589
$	520,441

The Notes to Financial Statements are an integral part of these statements.

1. **Business and Summary of Significant Accounting Policies**

   The Company
   Geneva Capital Corp., (the "Company"), was incorporated under the laws of the State of New York on July 14, 1998. The Company is a wholly owned subsidiary of Geneva Holding Corp. (the "Parent"). The Company is registered as a broker/dealer pursuant to the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers ("NASD"). The Company acts as a private placement agent for securities.

   Revenue Recognition
   The Company recognizes income from private placement activity upon completion of the transaction.

   Use of Estimates
   The preparation of financial statements in conformity with accounting principles generally accepted in the United States of American requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

   Cash Equivalents
   For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents. The carrying amount approximates fair value because of the short period to maturity of the instruments.

   Property and Equipment
   Property and equipment are stated at cost. Depreciation is computed by the double-declining method or straight-line depreciation method based on the following estimated useful lives of the assets.

Classification	Estimated Life (Years)
Furniture and fixtures	7
Office equipment	5

   Income Taxes
   The Company files its federal, state and city tax returns on an individual basis separate from its parent. Income tax expense includes state and city minimum taxes currently payable and deferred taxes arising from temporary differences between income for financial reporting and income tax purposes. These differences result primarily from net operating loss carryovers.

2. **Property and Equipment**

   Property and equipment, at cost, consisted of the following at December 31, 2005:

Office Equipment	$ 930
Less: Accumulated Depreciation	(800)
Property and Equipment - Net	$ 130

   Depreciation expense charged to operations amounted to $2,614 for the year ended December 31, 2005.

3. **Net Capital Requirements**

    Pursuant to the basic uniform net capital provisions of the Securities and Exchange Commission, the Company is required to maintain a minimum net capital, as defined in such provisions. Further, the provisions require that the ratio of aggregate indebtedness, as defined, to net capital shall not exceed 15 to 1. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2005, the Company had net capital and net capital requirements of $14,965 and $5,000, respectively. The Company's aggregate indebtedness to net capital ratio was .79 to 1.

4. **Special Account of the Exclusive Benefit of Customers**

    The Company is exempt from the provisions of Rule 15c3-3 pf the Securities Exchange Act of 1934 and , therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers" since it meets the requirements of Rule 15c3-3(k)(2)(B), which, among other provisions, requires the Company to clear all transactions with and for customers on a fully-disclosed basis with a clearing broker or dealer, and to promptly transmit all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers.

5. **Related Party Transactions**

    At December 31, 2005, the Company was due $481,442 from an officer of the Company for draws and advances against future commissions. The advances, are unsecured non-interest bearing advances and will be repaid and charged against income when the commissions are earned.

    The Company rented office space from its Parent on a month-to-month basis until September 30, 2005. Total rent expense, relating to this office lease, amounted to $10,776 for the year ended December 31, 2005. The Company subsequently entered into a one year lease agreement with another landlord. The minimum annual rent under this lease is expected to be $13,200.

    At December 31, 2005, the Company was due $6,337 from its Parent for advances the Company made on the Parent's behalf. The advances are unsecured, non-interest bearing and are expected to be repaid during 2006.

6. **Income Taxes**

    The provision for income taxes consists of the following at December 31, 2005:

    Current Expense:
    State and city $ 2,121

    The deferred tax assets relating to net operating loss carryovers are as follows at December 31, 2005:

Federal	$ 1,713,000
State	302,000
Total Deferred Tax Asset	2,015,000
Less Valuation Allowance	(2,015,000)
Net Deferred Tax Asset	$ --

6.   **Income Taxes (continued)**

The Company had provided for a 100% valuation allowance in 2005, as the realization of sufficient future taxable income during the expiration period is uncertain.

The Company has approximately $5,038,000 in federal and state net operating loss carryovers available to offset future taxable income. The carryovers expire as follows:

Year of expiration:

2018	$ 521,000
2019	1,581,000
2020	1,093,000
2021	394,000
2022	401,000
2023	378,000
2024	353,000
2025	317,000
Total	$ 5,038,000

SUPPLEMENTARY INFORMATION



WithumSmith+Brown
A Professional Corporation
Certified Public Accountants and Consultants

3040 Route 22 West, Suite 110

Somerville, New Jersey 08876 USA

908 526 6363 . fax 908 526 9944

www.withum.com

Additional Offices in New Jersey,
New York and Pennsylvania

Independent Auditors' Supplemental Report on Internal Accounting Control

To the Member
Geneva Capital Corp.
New York, New York

In planning and performing our audit of the statement of financial condition of Geneva Capital Corp. for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statement and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1.   Making the quarterly securities examinations, counts, verifications and comparisons.

2.   The recording of differences required by Rule 17a-13.

3.   Complying with the requirements for prompt payment for securities of Section 8 of Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

A member of HLB International. A world-wide organization of accounting firms and business advisers.

Because of the inherent limitations in any internal control or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any practices and procedures may become inadequate because of changes in conditions or that the effectiveness of the design and operation of policies and procedures may deteriorate.

Our consideration of the internal control would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005 to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC and the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used by anyone other than these specified parties.

Withum Smith + Brown

February 8, 2006